SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S/A
Corporate Taxpayers’ ID (CNPJ/MF) 02.558.154/0001 -29
Publicly-held Company

NOTICE TO THE MARKET

Tele Norte Celular Participações S.A. publicly announces that has received a letter from its holding company, Telpart Participações S/A (“Telpart”), with some clarifications regarding the article published on the present date in the newspaper Gazeta Mercantil, whose headline was “Vivo acquires Telemig and Amazônia Celular” (Vivo compra Telemig e Amazônia Celular), as well as in other medias, as follows:

1) Telpart is effectively promoting a bidding process, which has been largely announced, in order to evaluate divestiture opportunities related to its subsidiaries Telemig Celular Participações S/A and Tele Norte Celular Participações S/A (“Subsidiaries”).

2) Telpart’s policy is neither to confirm nor deny market rumors. However, in order to maintain the process as transparent as possible, Telpart would like to clarify that, differently from what is mentioned in said article, the bidding process has not been concluded and, consequently, so far, there is no decision taken by Telpart and its controlling shareholders regarding the sale of the Subsidiaries.

3) Telpart, consistently with its previous practices, is committed to promptly inform the market, as well as the proper authorities, on any development on this matter.

Belo Horizonte, July 27, 2007.

Oscar Thompson
CEO and Investor Relations Officer
Tele Norte Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.